CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
ATRINSIC, INC.

The undersigned, Thomas Plotts, Chief Financial Officer of Atrinsic, Inc. (the “Corporation”), a corporation organized and existing by virtue of the General Corporation Law (the “GCL”) of the State of Delaware, does hereby certify pursuant to Section 103 of the GCL as to the following:

1.           The name of the Corporation is Atrinsic, Inc.  The original name of the Corporation is Millbrook Acquisition Corp., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 3, 1994.

2.           The terms and provisions of this Certificate of Amendment (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.           Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated as follows:

 “Fourth:  The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 101,000,000 shares, of which 100,000,000 shares shall be classified as common stock, $0.01 par value per share (“Common Stock”), and 1,000,000 shares shall be classified as preferred stock, $0.10 par value per share (“Preferred Stock”).  Effective as of 4:30 p.m. Eastern Standard Time on the date of filing of this Certificate of Amendment of Restated Certificate of Incorporation (the “Effective Time”), each share of Common Stock of the Corporation issued and outstanding or held as treasury shares at the Effective Time (the “Old Common Stock”) shall automatically be reclassified and continued (the “Reverse Split”), without any action on the part of the holder thereof, as 0.25 of one share of Common Stock.  No fractional shares will be issued for any fractional share interest created by the Reverse Split.  Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests, upon receipt by the Corporation's transfer agent of the stockholder's properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation's transfer agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

The Corporation’s authorized shares of Common Stock, each having a par value of $0.01 per share, shall not be changed.  The Corporation’s stated capital shall be reduced by an amount equal to the aggregate par value of the shares of Common Stock issued prior to the effectiveness of this Certificate of Amendment which, as a result of the Reverse Split provided for herein, are no longer issued shares of Common Stock.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation as of the 2nd day of December, 2010.

/s/ Thomas Plotts

Thomas Plotts, Chief Financial Officer